UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Prairie Operating Co.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

97751C100

(CUSIP Number)

Edward Kovalik

8636 N. Classen Boulevard
Oklahoma City, Oklahoma
(435) 900-1949

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751C100	SCHEDULE 13D	Page 1 of 6 Pages

1	NAME OF REPORTING PERSON Edward Kovalik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,647,676(1)(2)
	9	SOLE DISPOSITIVE POWER 32,823,838(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,647,676(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.12%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Kovalik directly holds 32,823,838 shares of Common Stock. On May 3, 2023, Mr. Kovalik and Mr. Hanna entered into a Stockholders Agreement dated as of May 3, 2023, by and among the Issuer, Bristol Capital Advisors, LLC (“Bristol Capital”), Mr. Kessler, Mr. Hanna and Mr. Kovalik (as further described in Item 6, the “Stockholders Agreement”), pursuant to which, among other things, Mr. Kovalik and Mr. Hanna agreed to vote the 32,823,838 shares of Common Stock held by each of Mr. Kovalik and Mr. Hanna in favor of electing director nominees proposed by the parties to the Stockholders Agreement. Mr. Kovalik may be deemed to beneficially own 32,823,838 shares of Common Stock directly held by Mr. Hanna pursuant to the Stockholders Agreement. Mr. Kovalik disclaims beneficial ownership of the securities held by Mr. Hanna, and this statement shall not be deemed an admission that he is the beneficial owner of the securities held by Mr. Hanna for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.
(2)	Excludes 2,400,000 shares of Common Stock issuable upon the exercise of non-compensatory options (the “Options”) for $0.25 per share directly held by Mr. Kovalik pursuant to the Option Agreements (as further described in Item 4). The Options only become exercisable upon the achievement of specific production hurdles and are not presently exercisable.
(3)	This percentage is based on 167,828,942 shares of Common Stock outstanding as of May 9, 2023 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023).

CUSIP No. 97751C100	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Gary C. Hanna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,647,676(1)(2)
	9	SOLE DISPOSITIVE POWER 32,823,838(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,647,676(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.12%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Hanna directly holds 32,823,838 shares of Common Stock. On May 3, Mr. Kovalik and Mr. Hanna entered into the Stockholders Agreement (as further described in Item 6), pursuant to which, among other things, Mr. Kovalik and Mr. Hanna agreed to vote the 32,823,838 shares of Common Stock held by each of Mr. Kovalik and Mr. Hanna in favor of electing director nominees proposed by the parties to the Stockholders Agreement. Mr. Hanna may be deemed to beneficially own 32,823,838 shares of Common Stock directly held by Mr. Kovalik pursuant to the Stockholders Agreement. Mr. Hanna disclaims beneficial ownership of the securities held by Mr. Kovalik, and this statement shall not be deemed an admission that he is the beneficial owner of the securities held by Mr. Kovalik for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Excludes 2,400,000 shares of Common Stock issuable upon the exercise of the Options for $0.25 per share directly held by Mr. Hanna pursuant to the Option Agreements (as further described in Item 4). The Options only become exercisable upon the achievement of specific production hurdles and are not presently exercisable.
(3)	This percentage is based on 167,828,942 shares of the Common Stock outstanding as of May 9, 2023 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023).

CUSIP No. 97751C100	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.0001 per share (“Common Stock”), of Prairie Operating Co. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 8636 N. Classen Boulevard, Oklahoma City, Oklahoma 73114. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by:

(i) Edward Kovalik, a U.S. citizen (“Mr. Kovalik”); and

(ii) Gary C. Hanna, a U.S. citizen (“Mr. Hanna,” collectively with Mr. Kovalik, the “Reporting Persons”).

(b) The address of each of the Reporting Persons is 8636 N. Classen Boulevard, Oklahoma City, Oklahoma 73114.

(c) Mr. Kovalik is the Chief Executive Officer and Chairman of the board of directors (the “Board”) of the Issuer. Mr. Hanna is the President and a Director of the Issuer.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information from the response in subpart (a) of this section is incorporated by reference herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in Item 4 is incorporated herein by reference.

The Merger

On May 3, 2023 (the “Closing Date”), the Issuer completed its previously announced merger with Prairie Operating Co., LLC, a Delaware limited liability company (“Prairie LLC”), pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2023 (the “Merger Agreement,” and the closing thereunder, the “Closing”), by and among the Issuer, Creek Road Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Prairie LLC, pursuant to which, among other things, Merger Sub merged with and into Prairie LLC, with Prairie LLC surviving and continuing to exist as a Delaware limited liability company and a wholly-owned subsidiary of the Issuer (the “Merger”). Upon consummation of the Merger, the Issuer changed its name from “Creek Road Miners, Inc.” to “Prairie Operating Co.”

At the effective time of the Merger (the “Effective Time”), membership interests in Prairie LLC were converted into the right to receive each member’s pro-rata share of 65,647,676 shares of Common Stock. As a result, Mr. Kovalik’s received 32,823,838 shares of Common Stock and Mr. Hanna received 32,823,838 shares of Common Stock.

This summary is qualified by the actual terms of the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

CUSIP No. 97751C100	SCHEDULE 13D	Page 4 of 6 Pages

Non-Compensatory Options

At the Effective Time, the Issuer assumed and converted options to purchase membership interests of Prairie LLC outstanding and unexercised as of immediately prior to the Effective Time into non-compensatory options to acquire 8,000,000 shares of Common Stock (the “Options”) for $0.25 per share. The Options become exercisable in the following percentages upon the Issuer’s achievement of production of the following barrels of oil equivalent per day (“BOE/D”) pursuant to the amended and restated non-compensatory option agreements (collectively, the “Option Agreements”) with each of Mr. Hanna, Mr. Kovalik, Paul L. Kessler (“Mr. Kessler”) and a third-party investor: (i) 25% exercisable upon 2,500 BOE/D; (ii) 25% exercisable upon 5,000 BOE/D; (iii) 25% exercisable upon 7,500 BOE/D; and (iv) 25% exercisable upon 10,000 BOE/D. Mr. Kovalik and Mr. Hanna each directly hold Options exercisable for 2,400,000 shares of Common Stock pursuant to the Option Agreements. Options exercisable for 600,000 shares of Common Stock are subject to be transferred from each of Mr. Kovalik and Mr. Hanna to the investors that purchased an aggregate of $17.3 million of the Issuer’s Series D preferred stock, par value $0.0001, and warrants to purchase shares of Common Stock in a private placement that was consummated on May 3, 2023 in connection with the Merger, if the Issuer does not meet certain performance metrics by May 3, 2026.

This summary is qualified by the actual terms of the Option Agreements, a form of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

Each Reporting Person acquired the shares of Common Stock reported in this Schedule 13D for investment purposes and intends to review such investment in the Issuer on a continuing basis. Mr. Kovalik, as Chairman of the Board, as Chief Executive Officer or as a stockholder of the Issuer, and Mr. Hanna, as a member of the Board, as President or as a stockholder of the Issuer, may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Board and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as Mr. Kovalik and/or Mr. Hanna may deem relevant to his or the other Reporting Person’s investment in, and position with, the Issuer. Each Reporting Person expects that he will, from time to time, review his investment position in the shares of Common Stock or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease his investment position in the Common Stock (subject to the Lock-Up Period (as defined below) pursuant to the Lock-Up Agreements described below). A Reporting Person may, from time to time, make additional purchases of shares of Common Stock either in the open market or in privately negotiated transactions, depending upon his evaluation of the Issuer’s business, prospects, financial condition or results of operations, the market for the Common Stock, other opportunities available to the Reporting Person, general economic conditions, stock market conditions or other factors. Any action such Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein. The Reporting Persons, Bristol Capital and Mr. Kessler may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(b) For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Kovalik and Mr. Hanna each have the shared power to vote or to direct the vote of the 65,647,676 shares of Common Stock. Mr. Kovalik has the power to dispose or to direct the disposition of 32,823,838 shares of Common Stock. Mr. Hanna has the power to dispose or to direct the disposition of 32,823,838 shares of Common Stock. The shares collectively held by Mr. Kovalik and Mr. Hanna represent approximately 39.12% of the outstanding shares of Common Stock (calculated based on an assumed total of 167,828,942 shares of Common Stock outstanding as of May 9, 2023 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023)). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Common Stock held by the other Reporting Person for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

By virtue of the arrangements of the Reporting Persons with Bristol Capital and Mr. Kessler under the Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be members of a “group” with Bristol Capital, Mr. Kessler, Bristol Investment Fund, Ltd. (“BIF”) and Bristol Capital Advisors Profit Sharing Plan (“BCA PSP,” and together with Bristol Capital and BIF, the “Bristol Entities”). Mr. Kessler is the manager of the investor advisor to BIF and is the manager of BCA PSP, and has the power to vote and dispose of the shares of Common Stock owned by BIF and BCA PSP. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock held of record by the Bristol Entities and Mr. Kessler and the numbers of shares reported in the cover pages of this Schedule 13D as shared voting power do not include those shares of Common Stock. As of the date of this Schedule 13D, the Reporting Persons are the record holders of an aggregate of 65,647,676 shares of Common Stock, and, to the knowledge of the Reporting Persons, the Bristol Entities and Mr. Kessler are the record holders of 28,538,619 shares of Common Stock. In the aggregate, any group formed thereby would beneficially own 94,186,295 shares of Common Stock, or approximately 56.12% of the Issuer’s outstanding shares of Common Stock (calculated based on an assumed total of 167,828,942 shares of Common Stock outstanding as of May 9, 2023 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023)).

CUSIP No. 97751C100	SCHEDULE 13D	Page 5 of 6 Pages

In providing any information set forth in the preceding paragraph pertaining to Bristol Capital or Mr. Kessler, the Reporting Persons have relied solely upon information contained in documents filed by other persons with the SEC including the statements on Schedule 13D filed by Bristol Capital and Mr. Kessler prior to the date hereof. Bristol Capital and Mr. Kessler from time to time may file amendments to such statements of beneficial ownership on Schedule 13D containing information required of Bristol Capital and Mr. Kessler with respect to the Stockholders Agreement. The Reporting Persons assume no responsibility for the information contained in any filings by any other person, including Bristol Capital and Mr. Kessler.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving Common Stock of the Issuer.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3, 4, and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Lock-Up Agreement

In connection with the Closing, the Issuer entered into lock-up agreements with each of Mr. Kovalik and Mr. Hanna (collectively, the “Lock-Up Agreements”) that impose limitations on any sale of shares of Common Stock until 180 days after the Closing (the “Lock-Up Period”), subject to certain exceptions.

This summary is qualified by the actual terms of the Lock-Up Agreements, a form of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Stockholders Agreement

Prior to the Effective Time, the Issuer, Bristol Capital, Mr. Kessler, Mr. Hanna and Mr. Kovalik entered into the Stockholders Agreement pursuant to which the parties agreed to use reasonable best efforts, including taking certain necessary actions, to cause the Board to cause certain nominees to be elected to serve as a director on the Board under the following conditions: (i) one nominee designated by Bristol Capital and Mr. Kessler, collectively, so long as Bristol Capital, Mr. Kessler and their respective affiliates collectively beneficially own at least 50% of the number of shares of Common Stock collectively beneficially owned by such parties on the Closing Date; (ii) four nominees designated by Mr. Hanna and Mr. Kovalik (the “Prairie Members”) so long as the Prairie Members and their affiliates collectively beneficially own at least 50% of the number of shares of Common Stock collectively beneficially owned by such parties on the Closing Date; (iii) three nominees designated by the Prairie Members so long as the Prairie Members and their affiliates collectively beneficially own at least 40% (but less than 50%) of the number of shares of Common Stock collectively beneficially owned by such parties on the Closing Date; (iv) two nominees designated by the Prairie Members so long as the Prairie Members and their affiliates collectively beneficially own at least 30% (but less than 40%) of the number of shares of Common Stock collectively beneficially owned by such parties on the Closing Date; and (v) one nominee designated by the Prairie Members so long as the Prairie Members and their affiliates collectively beneficially own at least 20% (but less than 30%) of the number of shares of Common Stock collectively beneficially owned by such parties on the Closing Date.

This summary is qualified by the actual terms of the Stockholders Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated May 15, 2023, by and between Edward Kovalik and Gary C. Hanna
2	Amended and Restated Agreement and Plan of Merger, dated as of May 3, 2023, by and among Creek Road Miners, Inc., Creek Road Merger Sub, LLC and Prairie Operating Co., LLC (filed as Exhibit 2.1 to the Form 8-K filed by the Issuer on May 4, 2023 and incorporated herein by reference)
3	Form of Amended and Restated Non-Compensatory Option Agreement (filed as Exhibit 10.11 to the Form 8-K filed by the Issuer on May 9, 2023 and incorporated herein by reference)
4	Form of Lock-Up Agreement (filed as Exhibit 10.5 to the Form 8-K filed by the Issuer on May 9, 2023 and incorporated herein by reference)
5	Stockholders Agreement, dated as of May 3, 2023, by and among Prairie Operating Co., Bristol Capital Advisors, LLC, Paul Kessler, Edward Kovalik and Gary C. Hanna (filed as Exhibit 10.4 to the Form 8-K filed by the Issuer on May 9, 2023 and incorporated herein by reference)

CUSIP No. 97751C100	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2023

/s/ Edward Kovalik
Edward Kovalik

/s/ Gary C. Hanna
Gary C. Hanna